

Mail Stop 3561

February 29, 2016

Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, Colorado 80903

> **Re:** **STL Marketing Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 30, 2013**
> **File No. 000-55013**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 22, 2015**
> **File No. 000-55013**

Dear Mr. Quiros:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products